CROSSHAIR EXPLORATION & MINING CORP.
(the “Corporation”)
Special Meeting of Shareholders
May 16, 2008

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:	19,463,662
Total issued and outstanding Common Shares as at record date:	84,595,825
Percentage of issued and outstanding Common Shares represented:	23.01%

General Business

1.	The shareholders voted, by ballot, on a motion to approve, ratify and confirm the adoption of the Corporation’s Shareholder Rights Plan. The results of the vote were as follows:

For the Motion:	9,963,712	(51.19%)
Against the Motion:	9,499,950	(48.81%)
Total Shares Voted:	19,463,662	(23.01% of the issued and outstanding common shares)

No other business was voted upon at the Meeting.

Dated: May 20, 2008